# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mustang Bio, Inc., CIK 0001680048
CUSIP: 62818Q302
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 95 Sawyer Road, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0001144204-17-029848
Filed by CIK 0001429260
Persons authorized to receive notices and communications: Fortress Biotech, Inc., 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida (FL), 33154, (718) 652-4500

## Reporting persons
- Fortress Biotech, Inc. (CIK 0001429260): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 258,858; shared voting power 0; sole dispositive power 257,525; shared dispositive power 1,333; aggregate amount beneficially owned 258,858 (4% of the class)
  Comment: Sole Voting Power includes 1,333 shares of Issuer's common stock underlying Warrants and 250,000 shares of the Issuer's Class A preferred stock (both of which are described further below). The Issuer's Class A preferred stock is identical to its common stock other than as to voting rights, conversion rights and the PIK Dividend right. Each share of the Issuer's Class A preferred stock is entitled to vote the number of shares that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the shares of the Issuer's outstanding common stock and (B) the whole shares of the Issuer's common stock into which any shares of outstanding Class A common shares and Class A preferred stock are convertible and the denominator of which is the number of shares of outstanding Class A preferred stock. Thus, the Class A preferred stock will at all times constitute a voting majority. The Reporting Person owns all outstanding shares of the Issuer's Class A preferred stock. As holders of Class A preferred stock, the Reporting Person will receive on each January 1 (each a "PIK Dividend Payment Date") until the date all outstanding Class A preferred stock is converted into common stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and nonassessable shares of Issuer common stock ("PIK Dividends") such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Issuer's fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. An aggregate 1,333 shares of Issuer common stock underlie the Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person's Chairman, President and Chief Executive Officer and Michael S. Weiss, the Reporting Person's Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the "Warrants"). The Warrants, which have an exercise price of $110.25 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer's common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant incorporated herein by reference as Exhibit 7.03. Mr. Weiss has served Chairman of the Issuer's Board of Directors since May 2015 and as the Executive Chairman since January 2017. Dr. Rosenwald has served as a member of the Issuer's Board of Directors since the Issuer's conception.
  
  Sole Dispositive Power excludes the 1,333 shares of Issuer's common stock underlying the warrants.
  
  Shared Dispositive Power consists solely of the 1,333 shares of Issuer's common stock underlying the Warrants.
  
  All percentage calculations set forth herein are based upon 6,394,261 shares of the Issuer's common stock as of August 6, 2025 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2025, 845,385 shares of the Issuer's Class A common stock, convertible into 1,127 shares of the Issuer's common stock, the conversion of all 250,000 shares of Issuer's Class A preferred stock into 333 shares of the Issuer's common stock, and 59,334 shares of Issuer's common stock issued as Offering Equity Grants (defined below).
  
  This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D filed on May 26, 2017 (as amended and supplemented through the date of this Amendment No. 6, collectively, the "Schedule 13D") relating to the Common Stock of Mustang Bio, Inc. (the "Issuer"), by Fortress Biotech, Inc. (the "Reporting Person"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: Mustang Bio, Inc.
Address of issuer's principal executive offices: 95 Sawyer Road, Waltham, Massachusetts (MA), 02453

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of the Reporting Person pursuant to Rule 13d-1 of Regulation D-G under the Act.
Residence or business address: The address of the Reporting Person's principal business and principal office is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is filing this Schedule 13D as a result of the issuance by the Issuer of: 59,334 shares of the Issuer's common stock as Offering Equity Grants under the Founders Agreement (defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is party to that certain Second Amended and Restated Founders Agreement with the Issuer (as amended, the "Founders Agreement"), in connection with the Issuer's formation. Pursuant to the Founders Agreement, the Issuer pays to the Reporting Person an equity fee in the form of Issuer common stock equal to two and one-half percent (2.5%) of the gross amount of any Issuer equity or debt financing (the "Offering Equity Grant").

The foregoing description of the Charter and Founders Agreement are qualified in its entirety by reference to the full text of the Charter and Founders Agreement which are incorporated herein by reference as Exhibits 7.01, 7.02, and 7.04.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 258,858 shares of the Issuer's common stock (including 250,000 shares of Class A preferred stock, which are convertible into 333 shares of the Issuer's common stock), representing beneficial ownership of 4.0% of all outstanding shares of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power of 258,858 shares of the Issuer's common stock (including 250,000 shares of Class A preferred stock, which are convertible into 333 shares of the Issuer's common stock).
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except with respect to the Warrants described in the Comments, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of common stock owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 29, 2025, the Reporting Person ceased to beneficially own more than five percent of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the Founders Agreement in Item 3 and the Warrants in the Comments above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 Amended and Restated Certificate of Incorporation of Mustang Bio, Inc. (formerly Mustang Therapeutics, Inc.), dated July 26, 2016, incorporated by reference to Exhibit 3.1 to the Form 10-12G filed by the Issuer with the SEC on July 28, 2016 (File No. 000-55668)*

Exhibit 7.02 Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Mustang Bio, Inc. dated April 3, 2013, incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K (File No. 001-38191) filed with the SEC on April 3, 2023.*

Exhibit 7.03 Form of Amended and Restated Common Stock Warrant issued by Reporting Person to Dr. Rosenwald and Mr. Weiss for Issuer common stock, incorporated by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Person with the SEC on May 26, 2017 (File No. 005-89875).*

Exhibit 7.04 Second Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Mustang Bio, Inc., dated July 26, 2016, incorporated by reference to Exhibit 10.1 to the Form 10-12G filed by the Issuer with the SEC on July 28, 2016 (File No. 000-55668).*

* Previously filed.

## Signatures
- Fortress Biotech, Inc.: /s/ Lindsay A. Rosenwald, Lindsay A. Rosenwald, M.D. / Chairman, President and Chief Executive Officer (10/01/2025)